Press Release from the Atlas Copco Group

For furth[redacted] contact:
[redacted] ea President, Construction and Mining Technique
0 417 85 02
ıs Manager
)7971 65 01 15

Atlas Copco wins large order to supply mine in the Democratic Republic of Congo

Stockholm, Sweden, November 27, 2006: Atlas Copco has won an order worth more than MSEK 100 (MEUR 11) to supply underground mining equipment for blast hole drilling, rock bolting, loading and haulage for the Kamoto Mine in the Democratic Republic of Congo.

The order comprises four face drilling rigs, four rock bolters, four 15-tonne loaders, six mine trucks, as well as parts and accessories. The units are scheduled to start arriving on site in March 2007.

The Kamoto Mine in the Katanga province of the Democratic Republic of Congo is currently undergoing extensive development and rehabilitation work in order to restart production of copper and cobalt in 2007. According to an agreement with Kamoto Operating Limited, the joint venture managing the project, Atlas Copco will provide the primary fleet needed to restart the mine. The mine is expected to go into production in the fourth quarter of 2007, ultimately reaching an annual production of 150 000 tonnes of copper and 5 000 tonnes of cobalt.

"The Katanga Province has been supplying copper and cobalt to world markets for more than 70 years. Atlas Copco is proud to be supplying modern mining equipment to help the Kamoto Mine once again become a premier producer," says Björn Rosengren, Business Area President, Atlas Copco Construction and Mining Technique.

The order was won by Atlas Copco Zambia Ltd, which has responsibility for the Democratic Republic of Congo. It will be booked in the fourth quarter.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.

Atlas Copco Underground Rock Excavation is a division within Atlas Copco's Construction and Mining Technique business area. It develops, manufactures, and markets a wide range of tunneling and mining equipment for various underground applications worldwide. The division focuses strongly on innovative product design and aftermarket support systems, which give added customer value. The divisional headquarters and main production center is in Örebro, Sweden.

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Press Release from the Atlas Copco Group

For further information please contact:
Ronnie Leten, Business Area President, Compressor Technique
+32 (0)3 870 2938 or +32 (0)477 222 685
Annika Berglund, Senior Vice President, Corporate Communications
+46 (0)8 743 8070 or +46 (0)703 22 8070

SUPPL

Atlas Copco receives large contract for Chinese chemical and petrochemical market

Stockholm, Sweden, December 1, 2006: Atlas Copco has received a contract from the Chinese chemical and petrochemical market. The customer, Datang Power, has ordered three six-stage turbo compressors to be used in a coal gasification process. The order has an overall contract value of more than MSEK 118 (MEUR 13).

Installed in Inner Mongolia (China), the three six-stage turbo compressors will be used in a coal-to-olefin application, a process also known as coal gasification. Olefin is a raw material used to produce plastics.

Headquartered in Beijing, Datang Power is one of the largest independent power producers in China, but is also expanding its position in the chemical and petrochemical market.

"Conversion technologies such as coal gasification are an emerging market, especially in the Far East. Atlas Copco is a proactive player here and is going to great lengths to meet specific customer application needs," says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique.

The order was won by the Atlas Copco Gas and Process division within the Compressor Technique business area. The core units will be produced in Cologne, Germany. Packaging will be done in China.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

Gas and Process is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures and markets large, customized gas and process compressors and turbo expanders, and their respective aftermarket products. Its products are used primarily by the oil and gas, chemical/petrochemical process and power industries worldwide, and also by industries that specialize in gas production through air separation. The divisional headquarters and main production center is located in Cologne, Germany.